                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                               XTRA Corporation

                                      at

                               $55.00 Per Share

                                      by

                              BX Merger Sub Inc.
                         a Wholly Owned Subsidiary of
                            Berkshire Hathaway Inc.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 11, 2001, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 30, 2001 (THE "MERGER AGREEMENT"), BY AND AMONG BERKSHIRE HATHAWAY INC., A DELAWARE CORPORATION ("PARENT"), BX MERGER SUB INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), AND
XTRA CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (THE "STOCKHOLDERS"), AND HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.50 PER SHARE (THE "COMMON STOCK"), OF THE COMPANY WHICH CONSTITUTES A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN ANNEX A TO THE MERGER AGREEMENT) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE "SECTION 14--CONDITIONS OF THE OFFER."

                                   IMPORTANT

  Any Stockholder desiring to tender all or any portion of his shares of Common Stock (the "Shares") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with his certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of this Offer to Purchase, or (3) request such Stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

  A Stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                               ----------------

August 14, 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 SUMMARY TERM SHEET......................................................   4

 INTRODUCTION............................................................   9

 THE TENDER OFFER

 1.  Terms of the Offer.................................................   12

 2.  Acceptance for Payment and Payment for Shares......................   13

 3.  Procedure for Tendering Shares.....................................   14

 4.  Withdrawal Rights..................................................   17

 5.  Certain Federal Income Tax Consequences of the Offer and the
     Merger.............................................................   17

 6.  Price Range of Shares; Dividends...................................   18

 7.  Effect of the Offer on Market for the Shares, Stock Exchange
     Listing, and Exchange Act Registration.............................   19

 8.  Certain Information Concerning the Company.........................   20

 9.  Certain Information Concerning Purchaser and Parent................   20

 10. Source and Amount of Funds.........................................   21

 11. Background of the Offer; Contacts with the Company; the Merger
     Agreement and Stockholders Agreement...............................   21

 12. Purpose of the Offer and the Merger; Plans for the Company;
     Stockholder Approval and Appraisal Rights..........................   33

 13. Dividends and Distributions........................................   35

 14. Conditions of the Offer............................................   35

 15. Certain Legal Matters and Regulatory Approvals.....................   36

 16. Fees and Expenses..................................................   38

 17. Miscellaneous......................................................   39

            Information Concerning the Directors and Executive Officers of Purchaser
Schedule I  and Parent .............................................................  40

                              SUMMARY TERM SHEET

  BX MERGER SUB INC. is offering to purchase all of the outstanding common stock of XTRA Corporation for $55.00 per share in cash. The following are some of the questions that you, as a stockholder of XTRA Corporation, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is Offering to Buy My Securities?

  Our name is BX Merger Sub Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of XTRA Corporation and have carried on no activities other than in connection with the merger agreement among us, Berkshire Hathaway Inc. and XTRA Corporation. We are a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation. Berkshire Hathaway is a holding company engaged through subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through insurance subsidiaries. See the "Introduction" to this Offer to Purchase and Section 9 "Certain Information Concerning Purchaser and Parent."

What are the Classes and Amounts of Securities Sought in the Offer?

  We are seeking to purchase all of the outstanding shares of common stock of XTRA Corporation. See the "Introduction" to this Offer to Purchase and Section 1 "Terms of the Offer."

How Much are You Offering to Pay? What is the Form of Payment?

  We are offering to pay $55.00 per share in cash, subject to Federal income tax or other applicable withholding requirements. See the "Introduction" to this Offer to Purchase and Section 1 "Terms of the Offer."

Will I Have to Pay Any Fees or Commissions if I Tender My Shares?

  If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase and
Section 3 "Procedure for Tendering Shares."

Do You Have the Financial Resources to Make Payment?

  Yes. Berkshire Hathaway, our parent company, has available cash resources that are many times larger than needed to complete the offer and the merger. Parent will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned on any financing arrangements. See Section 10 "Source and Amount of Funds."

How Long Do I Have to Decide Whether to Tender in the Offer?

  Unless the offer is extended, you will have until 12:00 midnight, New York City time, on Tuesday, September 11, 2001, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 "Terms of the Offer" and Section 3 "Procedures for Tendering Shares."

Can the Offer be Extended and Under What Circumstances?

  Subject to the terms of the merger agreement, the offer can be extended. We have agreed in the merger agreement that:

  . We may extend the offer for a total of up to an additional 40 days, in one or more periods of not more than 10 business days, without XTRA Corporation's consent, if any condition to the offer is not met and is reasonably capable of being met.

  . If less than 90% but more than 70% of the outstanding common stock has been tendered at the time the offer expires, we may, without XTRA Corporation's consent, extend the offer for up to 10 business days or provide for a "subsequent offering period" of up to 10 business days. A subsequent offering period is different than an extension of the offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

  . The merger agreement also provides that in certain circumstances where there are proceedings that might prohibit consummation of the offer or there are breaches of the Company's representations and warranties, the offer shall be extended at the request of the Company to allow for the satisfaction of particular conditions that may be unsatisfied at the time the offer would otherwise expire.

For more details on possible extensions of the offer, see Section 1 "Terms of the Offer."

How Will I be Notified if the Offer is Extended?

  If the offer is extended or we decide to provide a subsequent offering period, we will inform EquiServe Trust Company, N.A. (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 "Terms of the Offer."

What are the Most Significant Conditions to the Offer?

  We are not obligated to purchase any shares that are validly tendered:

  . Unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the "Minimum Condition." When we use the term "fully diluted basis," we mean the number of shares outstanding, together with any shares which XTRA Corporation may be required to issue pursuant to options which do not terminate upon consummation of the offer, whether or not those options are vested or exercisable.

  . If the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Competition Act (Canada) have not expired or been terminated.

  The offer is also subject to a number of other conditions. We can waive any or all of the conditions to the offer in our sole discretion. See Section 1 "Terms of the Offer" and Section 14 "Conditions of the Offer."

How do I Tender My Shares?

  To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to EquiServe Trust Company, N.A., the depositary for the offer, not later than the time the offer expires.

  If your shares are held in street name (i.e., through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company.

  If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, they must receive the missing items within that three trading day period.

  See Section 3 "Procedure for Tendering Shares."

Until What Time May I Withdraw Previously Tendered Shares?

  You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by October 12, 2001, you may withdraw them at any time after that date until we accept shares for payment. See Section 1 "Terms of the Offer" and Section 4 "Withdrawal Rights." If we choose to provide a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered. You also would not be able to withdraw any of the shares that you tender during a subsequent offering period.

How do I Withdraw Previously Tendered Shares?

  To withdraw shares, you must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 "Withdrawal Rights."

What does the Board of Directors of XTRA Corporation Think of the Offer?

  We are making the offer pursuant to the merger agreement among us, Parent and XTRA Corporation. The board of directors of XTRA Corporation has unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger. The board of directors of XTRA Corporation has also determined that the terms of the offer and the merger are fair to, and in the best interests of, the stockholders of XTRA Corporation and has recommended that the stockholders of XTRA Corporation accept the offer and tender their shares to us. See the "Introduction" to this Offer to Purchase.

Have any Stockholders Agreed to Tender their Shares?

  Yes. Tiger Management L.L.C. and Tiger Performance L.L.C. have agreed to tender all of their shares of XTRA Corporation stock, representing approximately 30% of the outstanding common stock of XTRA Corporation. These stockholders have also agreed to vote in favor of the merger and against any competing acquisition proposal. These stockholders, as well as Tiger Management Corporation and Julian H. Robertson, Jr., have further agreed not to participate in discussions or negotiations for any competing acquisition proposal. See the "Introduction" to this Offer to Purchase.

If the Offer is Completed, Will XTRA Corporation Continue as a Public Company?

  No. Following the purchase of shares in the offer we expect to consummate the merger. If the merger takes place, XTRA Corporation will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that (i) XTRA Corporation common stock may no longer be eligible to be listed on the New York Stock Exchange or to be traded on any other securities market or exchange, (ii) there may not be any public trading market for XTRA Corporation common stock, and (iii) XTRA Corporation may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7 "Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration."

Will the Offer be Followed By a Merger if All Shares of XTRA Corporation are Not Tendered in the Offer?

  If we accept for payment and pay for at least a majority of the shares of XTRA Corporation common stock on a fully diluted basis, we will be merged with and into XTRA Corporation. If that merger takes place, Parent will own all of the shares of XTRA Corporation, and all other persons who were stockholders of XTRA Corporation immediately prior to the merger (other than stockholders properly exercising appraisal rights) will receive $55.00 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

If I Decide Not to Tender, How Will the Offer Affect My Shares?

  If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer (subject to any appraisal rights properly exercised under Delaware law), but such stockholders will only be paid once the merger has occurred. Therefore, if you tender your shares in the offer, and we accept shares for payment, which, with a few exceptions, we will be required to do if the Minimum Condition is satisfied, you will be paid earlier than if you wait until after the merger to surrender your shares. If the merger does not take place, the number of stockholders and the number of shares of XTRA Corporation that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for XTRA Corporation common stock.

  Also, as described above, XTRA Corporation may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and
Section 7 "Effect of Offer on Market for Shares, Stock Exchange Listing, and Exchange Act Registration."

  Furthermore, if we purchase shares in the offer, we will be entitled to designate that number of directors as will give us representation on the XTRA Corporation board of directors proportionate to the number of shares we hold. Then, at the effective time of the merger, our directors will replace the directors of XTRA Corporation. See Section 11 "Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement."

Will There be Appraisal Rights in Connection With the Offer?

  There are no appraisal rights in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will have appraisal rights under Delaware law. See Section 12 "Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights."

What is the Market Value of My Shares as of a Recent Date?

  On July 30, 2001, the last trading day before we announced the signing of the merger agreement, the closing price of XTRA Corporation common stock reported on the New York Stock Exchange was $52.30 per share. On August 10, 2001, the closing price of XTRA Corporation common stock reported on the New York Stock Exchange was $55.15 per share. We encourage you to obtain a recent quotation for shares of XTRA Corporation common stock in deciding whether to tender your shares. See Section 6 "Price Range of Shares; Dividends."

What are the United States Federal Income Tax Consequences of Tendering
Shares?

  The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See
Section 5 "Certain Federal Income Tax Consequences of the Offer and the
Merger."

To Whom May I Speak If I Have Questions About the Tender Offer?

  You may call the Information Agent for the offer, Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free). See the back cover of this Offer to Purchase.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF
XTRA CORPORATION

                                 INTRODUCTION

  BX Merger Sub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares (the "Shares") of Common Stock, par value $0.50 per share (the "Common Stock"), of XTRA Corporation, a Delaware corporation (the "Company"), at a price of $55.00 per Share in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 30, 2001, among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer and the adoption of the Merger Agreement by the Company's stockholders (the "Stockholders") (if required by applicable law) in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct wholly owned subsidiary of Parent. The purpose of the Offer and the Merger is to facilitate the acquisition of all of the Shares for cash and thereby enable Parent to own 100% of the Shares. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders (other than by Parent, Purchaser and any other wholly owned subsidiary of Parent or by the Company as treasury stock or by any subsidiary of the Company) will be canceled and, subject to appraisal rights under the DGCL, converted automatically into the right to receive $55.00 in cash, or, in the event any higher price is paid in the Offer, such higher price (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement." Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters' procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. DISSENTERS' RIGHTS ARE AVAILABLE ONLY IN CONNECTION WITH THE MERGER AND NOT IN CONNECTION WITH THE OFFER. SEE "SECTION 12--PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; STOCKHOLDER APPROVAL AND APPRAISAL RIGHTS."

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE "TRANSACTIONS"), HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS, AND HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER, AND TENDER THEIR SHARES PURSUANT THERETO.

  Simultaneously with entering into the Merger Agreement, Parent and Purchaser also entered into a Stockholders Agreement with Tiger Management L.L.C. and Tiger Performance L.L.C. (the "Tiger Advisers"), and with Tiger Management Corporation and Julian H. Robertson, Jr., dated as of July 30, 2001 (the "Stockholders Agreement"), pursuant to which these parties (a) agreed to tender all Shares beneficially owned by the Tiger Advisers in the Offer, (b) agreed to vote the Tiger Advisers' Shares in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below), (c) agreed not to participate in discussions or negotiations for any Takeover Proposal, and (d) granted Parent and Purchaser an option, exercisable under certain circumstances, to purchase all Shares beneficially owned by the Tiger Advisers at the price per share paid in the Offer. The Tiger Advisers beneficially own approximately 30% of the outstanding Shares. See "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement."

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK WHICH CONSTITUTES A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN ANNEX A TO THE MERGER AGREEMENT) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS DESCRIBED IN "SECTION 14-- CONDITIONS OF THE OFFER." PARENT AND PURCHASER, IN THEIR DISCRETION, MAY WAIVE THESE CONDITIONS.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (if required by the DGCL) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote thereon. Under the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote that would be necessary to adopt the Merger Agreement at any required meeting of Stockholders. If the Minimum Condition is satisfied and as a result of the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder.

  If Purchaser acquires, pursuant to the Offer, at least 90% of the then issued and outstanding Shares, under the DGCL, Purchaser's board of directors will be able to adopt a plan of merger to effect the Merger without a vote of Stockholders, pursuant to Section 253 of the DGCL (a "Short-Form Merger"). If Purchaser does not acquire at least 90% of the then issued and outstanding Shares pursuant to the Offer, a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. In addition, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

  Purchaser may, without the consent of the Company, (a) extend the Offer for up to an additional 40 days, in one or more periods of not more than 10 business days, if Parent and Purchaser are not in material breach of the Merger Agreement and if any condition to the Offer is not satisfied or waived and is reasonably capable of being satisfied, and (b) if, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least 70% of the outstanding Shares but less than 90% of the outstanding Shares (on a fully diluted basis), (i) extend the Offer for up to 10 business days or (ii) provide a subsequent offering period of up to 10 business days, in each case notwithstanding that all the conditions to the Offer have been satisfied. The parties have also agreed that, if either (a) the condition that there be no action or proceeding instituted or pending which seeks to prohibit the consummation of the Offer or to have certain other specified effects on Parent, Purchaser or the Company, or (b) the condition that there be no breaches of the Company's representations and warranties in the Merger Agreement which would have, in the aggregate, a material adverse effect on the Company, is not satisfied or waived, then, at the written request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer in increments of five (5) business days each until the earliest to occur of (i) the satisfaction or waiver of such condition, (ii) Parent determining that such condition could not reasonably be expected to be satisfied on or prior to September 30, 2001, (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) September 30, 2001, provided, however, that the Company shall have no such right to cause an extension of the Offer if, in the case of a failure of the condition specified in clause (a) to be satisfied, the Company has not cooperated with Parent in using all reasonable efforts to cause such condition to be satisfied, or, in the case of a failure of the condition specified in clause (b) to be satisfied, such failure is the result of the Company's breach of or failure in any material respect to perform or comply with its material obligations, agreements and covenants contained in the Merger Agreement to be performed through the Expiration Date.

  Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they were tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that were tendered during the subsequent offering period. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

  According to the Company, as of July 30, 2001 there were 10,506,973 Shares issued and outstanding, held by approximately 559 holders of record, and outstanding options raise the number of Shares on a fully diluted basis to 11,582,387. Based on the issued and outstanding Shares and the outstanding options as of July 30, 2001, the Minimum Condition would be satisfied if at least 5,791,194 Shares are tendered in the Offer and not withdrawn prior to the close of the Offer. Based on the number of issued and outstanding Shares as of July 30, 2001 (which number is subject to increase upon the exercise of outstanding options), Purchaser would be able to effect a Short-Form Merger if 9,456,276 Shares are owned by Purchaser upon consummation of the Offer.

  Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 30.5% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of EquiServe Trust Company, N.A., as Depositary (the "Depositary") and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent") in connection with the Offer. See "Section 16--Fees and Expenses."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

  1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 4 hereof. The term "Expiration Date" means 12:00 Midnight, New York City time, on September 11, 2001, unless and until, in accordance with the terms of the Merger Agreement, the Offer is extended, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in Section 14 hereof, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares. See "Section 4--Withdrawal Rights."

  Subject to the applicable rules and regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time, (1) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 have not been satisfied, and (2) to waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

  Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, or which adds to or modifies the conditions to the Offer set forth below under "Section 14--Conditions to the Offer."

  Notwithstanding the foregoing, if Purchaser and Parent are not in material breach of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer (in one or more extensions of not more than ten (10) business days for each extension) for a total of up to an additional forty
(40) days if any condition to the Offer is not satisfied or waived and such condition is reasonably capable of being satisfied. If, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least seventy percent (70%) of the outstanding shares but less than ninety percent (90%) of the outstanding Shares (on a fully diluted basis), Purchaser may, without the consent of the Company, (i) extend the Offer for up to ten (10) business days or (ii) provide a subsequent offering period of up to ten (10) business days, in each case notwithstanding that all the conditions to the Offer have been satisfied. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company. The parties have also agreed that if either (a) the condition that there be no action or proceeding instituted or pending which seeks to prohibit the consummation of the Offer or to have certain other specified effects on Parent, Purchaser or the Company, or (b) the condition that there be no breaches of the Company's representations and warranties in the Merger Agreement which would have, in the aggregate, a material adverse effect on the Company, is not satisfied or waived, then, at the written request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer in increments of five (5) business days each until the earliest to occur of (i) the satisfaction or waiver of such condition, (ii) Parent's determination that such condition could not reasonably be expected to be satisfied on or prior to September 30, 2001, (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) September 30, 2001, provided, however, that the Company shall have no such right to cause an extension of the Offer if, in the case of a failure of the condition specified in clause (a) to be satisfied, the Company has not cooperated with Parent in using all reasonable efforts to cause such condition to be satisfied, or, in the case of a failure of the condition specified in clause (b) to be satisfied, such failure is the result of the Company's breach of or failure in any material respect to perform or comply with its material obligations, agreements and covenants contained in the Merger Agreement to be performed through the Expiration Date.

  Any such extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")), which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act.

  Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

  The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

  2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in "Section 14--Conditions to the Offer." Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares until any required government consents or approvals are received or obtained.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates representing tendered Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent's Message (as defined in Section 3) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering Stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in "Section 4--Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any delay in making such payment.

  If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as promptly as practicable following expiration or termination of the Offer.

  Purchaser reserves the right to assign, in whole or from time to time in part, to Parent or to any direct or indirect subsidiary of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer or the Merger Agreement and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. Procedure for Tendering Shares.

  Valid Tender of Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one or more of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Signature Guarantees. Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). See Instructions 1 and 5 of the Letter of Transmittal. In addition, if a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

  (a) the tender is made by or through an Eligible Institution;

  (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

  (c) the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

  Any Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates for (or a timely Book-Entry Confirmation, if available, with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

  Appointment of Proxy. By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser (and with respect to all other Shares or other securities issued or issuable in respect of such Shares) on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective if, when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such Stockholder will be revoked, and no subsequent proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given, will not be deemed effective) with respect thereto. Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

  Other Requirements. Purchaser's acceptance for payment of the Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT

TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD A PORTION OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

  4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 12, 2001. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except in accordance with the withdrawal procedures set forth in this Section 4.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

  5. Certain Federal Income Tax Consequences of the Offer and the Merger. The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular Holders in light of their individual investment circumstances, such as Holders who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, or Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, and tax-exempt organizations). In addition, this discussion does not address state, local or foreign tax consequences. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES IS URGED TO CONSULT THAT HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER AND THE MERGER.

  The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold or converted and such Holder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time the Holder disposes of the Shares, the Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income.

  A Holder (other than certain exempt Holders including, among others, corporations and certain foreign individuals and entities) that tenders Shares may be subject to backup withholding unless the Holder provides its taxpayer identification number, or unless an exemption applies. The backup withholding rate is 30.5% for amounts paid after August 6, 2001 and 30% for amounts paid after December 31, 2001 but before January 1, 2004. If backup withholding applies to a Holder, the Depositary is required to withhold the applicable rate from payments to such Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder from the Internal Revenue Service.

  6. Price Range of Shares; Dividends. As of the date hereof, the Shares are listed on the NYSE under the ticker symbol "XTR." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Company's Common Stock as quoted on the NYSE:

      Fiscal Year                                                    High   Low
      -----------                                                    ----- -----
Fiscal Year ended September 30, 1999:
  First Quarter..................................................... 49.25 37.50
  Second Quarter.................................................... 43.50 37.50
  Third Quarter..................................................... 46.25 37.75
  Fourth Quarter.................................................... 47.81 39.75
Fiscal Year ended September 30, 2000:
  First Quarter..................................................... 42.88 39.56
  Second Quarter.................................................... 46.75 36.38
  Third Quarter..................................................... 47.50 38.25
  Fourth Quarter.................................................... 45.25 38.75
Fiscal Year ending September 30, 2001:
  First Quarter..................................................... 49.50 42.81
  Second Quarter.................................................... 50.40 45.13
  Third Quarter..................................................... 53.77 47.36
  Fourth Quarter.................................................... 55.15 49.09
    (through August 10, 2001)

  According to the Company's Annual Report on Form 10-K for the year ended September 30, 1999, the Company suspended payment of dividends pursuant to a previous merger agreement which terminated on November 25, 1998, and has not declared a cash dividend on its Common Stock since the first two quarters of fiscal year 1998. According to the Company's 10-K for the year ended September 30, 2000, the Company continues not to pay dividends and has no current plans to do so; furthermore, the Company's loan agreements restrict the payment of dividends or repurchases of Common Stock by the Company.

  On July 30, 2001, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the closing price of the Company's Common Stock reported on the NYSE was $52.30 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  7. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration.

  Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the Stockholders.

  Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total Stockholders should fall below 400, (ii) the number of total Stockholders should fall below 1,200 and the average monthly trading volume should fall below 100,000 Shares for the most recent twelve months, or (iii) the number of publicly held Shares (exclusive of Shares held by officers and directors and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. The Company has advised Purchaser that, as of July 30, 2001, there were 10,506,973 Shares outstanding, held by approximately 559 holders of record. If the NYSE were to delist the Shares, the market for the Shares could be adversely affected.

  If the NYSE were to delist the Shares, it is possible that the Shares would be traded or quoted on other securities exchanges or on the over-the-counter bulletin board, and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of Stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. The reduction in the number of Shares that might otherwise trade publicly could have an adverse effect on the market price for or marketability of the Shares and it could cause future market prices to be greater or less than the Merger Consideration.

  Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares could no longer be used as collateral for loans made by brokers.

  Exchange Act Regulation. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the Shares are not listed on a national securities exchange and if there are fewer than 300 record holders. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with Stockholders' meetings and the related requirement of furnishing an annual report to Stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on the NYSE or for continued inclusion on the Federal Reserve Board's list of "margin securities."

  Purchaser's Plans. Purchaser currently intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on the NYSE and the registration under the Exchange Act will be terminated following completion of the Merger.

  8. Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

  General. The Company is a Delaware corporation with its principal executive offices located at 200 Nyala Farms Road, Westport, Connecticut 06880. The Company's telephone number is (203) 221-1005. The Company leases freight transportation equipment, managing a fleet of approximately 282,000 trailers and containers designed for transporting goods by truck, rail or ship. The Company primarily offers operating leases on a daily or term basis and supplements the leasing arrangement with customer services, such as roadside assistance, insurance, repair and maintenance and regulatory compliance, for which the customer pays specified fees. A wholly owned subsidiary of the Company, XTRA Inc., owns substantially all of the equipment and manages the leases. The Company carries out business through the use of three operating divisions. One division, XTRA Lease, manages the Company's over-the-road (OTR) trailers, such as cargo vans, for use in trucking operations in North America, mostly in the United States. This division manages approximately 89,000 units and is believed to be one of the largest OTR trailer lessors in North America. A second division, XTRA Intermodal, oversees the leasing of equipment used in intermodal freight transportation primarily in the United States. Intermodal transportation is the transport of freight by multiple modes of transportation, such as shipping goods by a combination of rail, truck and ship. The intermodal division leases marine and domestic chassis, which are wheeled frames that can carry containers for goods, as well as a fleet of intermodal trailers that can be carried by tractors on the highway, by ships and barges and on rail flatcars. Containers designed for chassis and for rail transportation are also leased. The third division of the Company, XTRA International, leases marine containers designed to transport freight on ships traveling worldwide. Since 1999, the international division has been managed by Textainer Equipment Management Limited, which has approximately 15% of the world's market share in the international container leasing business. The Company had a net investment of approximately $1.5 billion in its equipment as of June 30, 2001, employs approximately 722 employees, and maintains
85 storage and distribution facilities in North America.

  The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 and can be accessed electronically on the SEC's website at http://www.sec.gov.

  9. Certain Information Concerning Purchaser and Parent. Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a direct wholly owned subsidiary of Parent. The principal executive offices of Purchaser and Parent are located at 1440 Kiewit Plaza, Omaha, Nebraska 68131. The telephone number of Purchaser and Parent is (402) 346-1400.

  Parent, a Delaware corporation, is a holding company engaged through subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through insurance subsidiaries.

  Parent may be deemed to be controlled by Warren E. Buffett, who is Parent's chairman and chief executive officer and who, together with his wife, beneficially owns Parent shares representing approximately 37.5% of its voting power.

  Additional information concerning Parent is set forth in Parent's Annual Report on Form 10-K for the year ended December 31, 2000, and the subsequent Quarterly Reports on Form 10-Q, which reports may be obtained from the SEC in the manner set forth with respect to information concerning the Company in
Section 8.

  The name, citizenship, business address, principal occupation, and five-year employment history of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

  None of Parent, Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares and none of Parent, Purchaser nor, to the best of their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Merger Agreement and the Stockholders Agreement.

  Except as provided in the Merger Agreement and Stockholder's Agreement, and as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser nor any of Parent's other subsidiaries nor, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) none of Parent, Purchaser nor, to the best of their knowledge, any of the persons listed on
Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser or Parent, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  10. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger and to settle all outstanding options to acquire Shares is estimated to be approximately $590 million plus certain customary fees and expenses incurred in connection with the Offer and the Merger. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Parent, and Parent will obtain such funds from available working capital.

  11. Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.

Background of the Offer; Contacts with the Company

  Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding the Company's discussions with any person other than Parent, Purchaser and their representatives, or regarding any matters involving the board of directors of the Company (the "Board"), other than matters in which Parent, Purchaser or their representatives directly participated. All such information has been provided to Parent and Purchaser by the Company for inclusion herein.

  In April 2000, Julian H. Robertson, Jr., who controls two investment advisers which manage funds that are significant stockholders of the Company, telephoned Warren E. Buffett, chairman and chief executive officer of

Parent. Mr. Robertson was responding to a suggestion from Mr. Buffett that the Company might fit well in Parent's organization. Messrs. Buffett and Robertson discussed in general terms Mr. Robertson's possible interest in selling the shares beneficially owned by his investment advisers. Following this conversation, on several occasions in 2000, Mr. Buffett and Lewis Rubin, the Company's president and chief executive officer, engaged in informal, preliminary discussions about the possibility of Parent acquiring the Company.

  In late June 2001, Mr. Robertson telephoned Mr. Buffett. Mr. Robertson explained that he was interested in selling the Shares beneficially owned by his two investment advisers. Mr. Buffett expressed an interest in acquiring either the Shares beneficially owned by Mr. Robertson's investment advisers or all of the Shares of the Company. On July 3, 2001, after being advised by Mr. Robertson of his discussions with Mr. Buffett, Mr. Rubin telephoned Mr. Buffett, who told Mr. Rubin that Parent would be interested in purchasing either the Shares beneficially owned by Mr. Robertson's advisers or all of the Shares of the Company, if, in either case, the Board would be in favor of the transaction.

  On July 9, 2001, Mr. Rubin and Mr. Buffett spoke again by telephone. Mr. Buffett said that Parent would be interested in acquiring all of the Shares of the Company for $55.00 per Share in cash, with no financing contingency. Mr. Buffett further stated that Parent could quickly negotiate and execute a definitive agreement, and did not need to conduct a due diligence review other than a review of publicly available information. Mr. Rubin inquired whether the $55.00 per Share represented Parent's final and best offer. Mr. Buffett responded that it was Parent's final and best offer. Mr. Rubin indicated that he would informally present the proposal to the Board.

  On July 12, 2001, the Board met telephonically to review Parent's proposal. The Board reviewed the status of Mr. Rubin's discussions with Mr. Buffett. The Board considered the price offered by Parent, the limited contingencies and financial strength of Parent, the likelihood of the transaction closing successfully, the limited interest shown by other parties in acquiring the Company, the benefit of an all cash transaction to the Company's long-term stockholders, the effect of the transaction on the Company's employees and the expectation of a continued challenging economic environment. The Board authorized Mr. Rubin to continue discussions with Mr. Buffett and to retain an investment advisor for the Company.

  On July 13, 2001, Mr. Rubin telephoned Mr. Buffett to tell him that the Board had authorized Mr. Rubin to negotiate with Parent, engage a financial advisor to render a fairness opinion and then return to the Board with a definitive agreement. Parent's legal counsel then contacted the Company's legal counsel to begin preparation of the definitive acquisition documents. During the period from July 13 through July 30, 2001, representatives of the Company and Parent and their respective legal counsel negotiated the terms of the Merger Agreement.

  On July 16, 2001, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") to advise the Company in connection with Parent's acquisition proposal. Mr. Rubin also spoke to Mr. Robertson and informed Mr. Robertson about the proposal. Mr. Robertson indicated that he would support Parent's proposal.

  On July 17, 2001, Parent's legal counsel contacted Mr. Robertson to indicate that Parent, in connection with agreeing to make a cash tender offer and effect a merger, wanted an agreement from Mr. Robertson and his two investment advisers to tender the Shares beneficially owned by the investment advisers and to grant Parent an option with respect to such Shares. Mr. Robertson asked Parent's legal counsel to negotiate the terms of such an agreement with his legal counsel.

  On July 30, 2001, the Board met to consider Parent's proposal and the detailed terms of the proposed transaction. Mr. Rubin reviewed the negotiations with Mr. Buffett. Mr. Rubin also noted that, since the termination of a prior acquisition transaction with Apollo Management IV, L.P. and certain related entities in November 1998, the Company had not received any formal or informal acquisition proposals, despite informal discussions with a number of third parties regarding potential transactions. Ropes & Gray, the Company's legal counsel, made presentations to the Board relating to, among other things, the structure of the proposed transaction, the arms-length negotiation of the proposed termination fee, the fiduciary obligations of the Board and the terms of the Merger Agreement relating to the exercise of such duties.

  At the meeting, Goldman Sachs reviewed financial and comparative analyses with respect to the proposed transaction. Goldman Sachs then advised the Board that it was prepared to render an opinion to the Board to the effect that, as of that date, the $55.00 in cash per share to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. At the conclusion of the meeting, the Board determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders, by unanimous vote approved the Merger Agreement and the transactions contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  Following the Board meeting on July 30, 2001, Parent, Purchaser and the Company finalized and executed the Merger Agreement. At the same time, Parent, Purchaser, and Mr. Robertson (and the entities he controls which beneficially own the Shares) all executed the Stockholders Agreement.

  On July 31, 2001, prior to the opening of trading on the NYSE, the execution of the Merger Agreement and the Stockholders Agreement was announced in a joint press release of the Company and Parent.

The Merger Agreement

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer (the "Schedule TO"). Such summary is qualified in its entirety by reference to the Merger Agreement. See
Section 17 for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer on the tenth business day after the first public announcement of execution of the Merger Agreement, which announcement occurred on July 31, 2001. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption "Section 14--Conditions to the Offer."

  Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, or which adds to or modifies the conditions to the Offer set forth below under "Section 14--Conditions to the Offer." If Purchaser and Parent are not in material breach of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer (in one or more extensions of not more than ten (10) business days for each extension) for a total of up to an additional 40 days if any condition to the Offer is not satisfied or waived and such condition is reasonably capable of being satisfied. If, on the Expiration Date, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least seventy percent (70%) of the outstanding shares but less than ninety percent (90%) of the outstanding Shares (on a fully diluted basis), Purchaser may, without the consent of the Company, (i) extend the Offer for up to 10 business days or (ii) provide for a subsequent offering period of up to 10 business days in accordance with Rule 14d-11 of the Exchange Act, in each case notwithstanding that all the conditions to the Offer have been satisfied. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company. The parties have also agreed that if either (a) the condition that there be no action or proceeding instituted or pending which seeks to prohibit the consummation of the Offer or to have certain other specified effects on Parent, Purchaser or the Company, or (b) the condition that there be no breaches of the Company's representations and warranties in the Merger Agreement which would have, in the aggregate, a material adverse effect on the Company, is not satisfied or waived, then, at the written request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer in increments of five (5) business days each until the earliest to occur of (i) the satisfaction or waiver of such condition, (ii) Parent's determination that such condition could not reasonably be expected to be satisfied on or prior to September 30, 2001, (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) September 30, 2001, provided, however, that the Company shall have no such right to cause an extension of the Offer if, in the case of a failure of the condition specified in clause (a) to be satisfied, the Company has not cooperated with Parent in using all reasonable efforts to cause such condition to be satisfied, or, in the case of a failure of the condition specified in clause (b) to be satisfied, such failure is the result of the Company's breach of or failure in any material respect to perform or comply with its material obligations, agreements and covenants contained in the Merger Agreement to be performed through the Expiration Date.

  Board Representation. Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to the Merger Agreement and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. The Company has also agreed, upon request by the Purchaser, to use its best efforts to include the same percentage of Purchaser's designees on each committee of the Board and the Board of Directors of each subsidiary of the Company as are on the Board. The Company has also agreed, upon request by Purchaser, to promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to be so elected; provided that, if Purchaser's designees are appointed or elected to the Board, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (the "Independent Directors"). The Merger Agreement also provides that, during the period after such election of directors designated by Purchaser but prior to the Effective Time, the Board shall delegate to a committee of the Board comprised solely of the Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of the Company, other than a termination in connection with the Company's execution of a definitive agreement providing for a Superior Proposal, (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) the extension of the time for performance of Parent's or Purchaser's obligations under the Merger Agreement, or (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to (a) object to a failure to consummate the Merger for a failure of the condition that the Company perform in all material respects all material obligations required by it under the Merger Agreement to be satisfied or (b) object to a termination of the Merger Agreement by Parent based on any a lleged inaccuracy in the representations and warranties of the Company in the Merger Agreement.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and an accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Stockholder (other than Shares held by a Stockholder who properly exercises appraisal rights under the DGCL) shall be canceled and shall be converted automatically into the right to receive from the Surviving Corporation the Merger Consideration, payable without interest. All Shares that are owned by the Company as treasury stock, all Shares owned by any subsidiary of the Company and any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent will be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor.

  Pursuant to the Merger Agreement, at the Effective Time, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that after the Effective Time, the Certificate of Incorporation of the Company shall be amended as desired by Parent and as so amended will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Directors and Officers of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser and the officers of the Company immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws.

  Treatment of Options. Under the Merger Agreement, the Company shall adopt resolutions or take other actions as may be required to adjust the terms of all outstanding stock options to purchase shares of Company Common Stock ("Company Stock Options") granted under the Company's 1987 Stock Incentive Plan, 1997 Stock Incentive Plan, 1991 Stock Option Plan for Non-Employee Directors, 1998 General Stock Incentive Plan and Deferred Director Fee Option Plan, each as amended prior to the date of the Merger Agreement (the "Option Plans"), to provide that each Company Stock Option (whether vested or unvested) with an exercise price of less than the Offer Price shall be canceled at the Effective Time in exchange for a payment (the
"Option Payment') from the Surviving Corporation (subject to any applicable withholding taxes) equal to the product of (i) the total number of shares (without regard to vesting) of Company Common Stock subject to such Company Stock Option and (ii) the excess of the Offer Price over the exercise price per share of Company Common Stock subject to such Company Stock Option, payable in cash immediately following the Effective Time.

  Any Company Stock Options granted by the Option Plans and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any subsidiary not otherwise canceled in exchange for the Option Payment shall terminate as of the Effective Time.

  Stockholders' Meeting. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a meeting of the Stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer (and, if later, the expiration of any subsequent offering period) for the purpose of considering and taking action upon the Merger Agreement, (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (a) to obtain and furnish the information required to be included by the federal securities laws (and the rules and regulations thereunder) in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its Stockholders and (b) to obtain the necessary approvals of the Merger and the Merger Agreement by its Stockholders; and
(iii) include in the Proxy Statement the recommendation of the Board that Stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement, unless such recommendation has been withdrawn, or as such recommendation has been modified, in accordance with the Merger Agreement.

  Parent has agreed to provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement and to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

  Merger Without Meeting of Stockholders. In the event that Parent and Purchaser acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise, each of the parties to the Merger Agreement has agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

  Conduct of Business. Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement to the earlier of (i) the date when directors designated by Parent or Purchaser have been elected to and constitute a majority of the Board, or (ii) the Effective Time, unless Parent otherwise agrees in writing, the Company has agreed that it will, and will cause its subsidiaries to, in all material respects, (a) conduct the business of the Company and its subsidiaries as a whole in the usual, regular and ordinary course consistent with past practice and (b) use all reasonable efforts consistent with past practice to maintain and preserve the business organization of the Company and its subsidiaries as a whole and the goodwill of those having business relationships with them and retain the services of present officers and key employees to the extent the Company's management determines it to be in the Company's best interest.

  The Company has further agreed that during this period, except as expressly provided in the Merger Agreement, it will not, nor will it permit any of its subsidiaries to, without the prior written consent of Parent:

  (i) (a) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (1) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its subsidiaries or (2) any other securities in respect of, in lieu of, or in substitution for, any shares of capital stock of the Company or any of its subsidiaries outstanding on the date of the Merger Agreement other than pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement; (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its or its subsidiaries' outstanding shares of capital stock; or (c) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to its Stockholders in their capacity as such; except, in the cases of clauses (a) and (b), as required by certain existing agreements;

  (ii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or its subsidiaries, except for amounts not in excess of $1 million in the aggregate;

  (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a minimum value in excess of $10 million to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness in excess of $1 million to any such person or any claims held by any such person, in each case that is material to the Company and its subsidiaries, taken as a whole, except (a) in the ordinary course of business consistent with past practice or (b) pursuant to contracts or agreements in effect at the date of the Merger Agreement;

  (iv) other than in the ordinary course of business consistent with past practice or in fulfillment of agreements identified to Parent and Purchaser and existing as of the date of the Merger Agreement, make any acquisition or investment in a business either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of the Company;

  (v) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend, or terminate any company benefit plans other than (a) as required pursuant to existing agreements in effect at the date of the Merger Agreement, and (b) increases in salaries, wages and benefits of employees who are not directors or executive officers of the Company made in the ordinary course of business and consistent with past practice;

  (vi)amend the Company's Certificate of Incorporation or By-Laws;

  (vii) waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party;

  (viii)make any commitment to take any of these aforementioned actions.

  Access to Information. Upon reasonable notice and subject to applicable laws and obligations to third parties under confidentiality agreements identified to Parent and Purchaser, the Company has agreed to, and to cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, during normal business hours during the period prior to the Effective Time, reasonable access to all its properties, books, contracts, commitments and records, with the exception of all employee records containing medical information, and to its officers, employees, accountants, counsel and other representatives and, during such period, to make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements set forth in the Merger Agreement.

  The information provided by the Company to facilitate the Merger will be used solely for the purpose of the Transactions, and unless and until the Merger is consummated, such information will be kept secret and confidential by Parent and Purchaser, except that the information provided or portions thereof may be disclosed to those of Parent's and Purchaser's or their affiliates' directors, officers, employees, agents and advisors (collectively, the "Representatives") who (i) need to know such information for the purpose of the Transactions, (ii) shall be advised by Parent or Purchaser, as the case may be, of the confidentiality obligations imposed by the Merger Agreement,
(iii) agree to hold the information provided as secret and confidential and
(iv) agree with Parent and Purchaser to be bound by the confidentiality obligations imposed by the Merger Agreement. If the Merger Agreement is terminated, Parent shall, and shall cause the Purchaser and each of their Representatives, to return or destroy (and certify destruction of) all information provided.

  Further Assurances. Subject to the terms and conditions of the Merger Agreement, Parent and the Company have agreed to, and to cause their subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to certain conditions set forth in the Merger Agreement, to consummate the transactions contemplated by the Merger Agreement (including, without limitation, the Offer and the Merger) as promptly as practicable and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity (as defined in the Merger Agreement) and any other third party which is required to be obtained by the Company or Parent or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

  The Company and Parent have further agreed, subject to the terms and conditions of the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of the Merger Agreement, the transactions contemplated therein, including, without limitation, using all reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions and using all reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated thereby or seeking material damages.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the Company and Parent including representations by the Company and Parent as to the enforceability of the Merger Agreement. More specifically, the Company's representations and warranties include, but are not limited to, representations and warranties relating to the Company's organization and qualification, its authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, its compliance with applicable laws, its capitalization, the absence of certain changes or events concerning its business, the absence of litigation other than that disclosed to Parent and Purchaser, the accuracy of its financial statements and filings with the SEC, certain of its employment matters, its compliance in environmental matters, the extent of broker and financial advisor fees, the disclosure of material agreements, the absence of restrictive take over provisions, its intellectual property and other properties and its compliance with tax returns and tax payments.

  Indemnification of Officers and Directors. The Merger Agreement provides that, upon the designation by Parent or Purchaser of a majority of the Board, Parent shall, and shall cause the Company to, and from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now or has been at any time prior to the date of the Merger Agreement or who becomes such prior to the Effective Time, an officer, director, agent, fiduciary or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, agent, fiduciary or employee of the Company or any of its subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), and
(ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions; provided, however, that, in the case of the Purchaser and the Surviving Corporation such indemnification shall only be to the fullest extent a corporation is permitted under the DGCL, as applicable, to indemnify its own directors, officers, agents, fiduciaries and employees, and in the case of Parent, such indemnification shall not be limited by the DGCL but such indemnification shall not be applicable to any claims made against the Indemnified Parties if a judgment or other final adjudication established that their acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or arise out of, are based upon or attributable to the gaining in fact of any financial profit or other advantage to which they were not legally entitled. Parent, Purchaser, and the Surviving Corporation, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Parent and Purchaser, (ii) Parent shall, and shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) Parent shall, and shall cause the Surviving Corporation to, use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Parent, Purchaser or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld.

  Conditions to Each Party's Obligation to Effect the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the date on which the closing of the Merger is to occur (the "Closing Date") of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the Stockholders if required by applicable law; (ii) no statute, rule, order, decree or regulation shall have been enacted by any Governmental Entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) no order or injunction of any Governmental Entity shall be in effect which precludes, restrains, enjoins or prohibits the consummation of the Merger provided the parties used reasonable best efforts to prevent such order or injunction and to appeal any order or injunction entered; and (iv) Purchaser shall have accepted for payment and purchased all Shares validly tendered in the Offer and not withdrawn. In addition, the obligations of Parent and Purchaser to effect the Merger are subject to the further condition (which Parent may waive) that the Company shall have performed all obligations under the Merger Agreement required to be performed prior to the earlier of (i) such time as Parent's or Purchaser's designees constitute a majority of the Board, and (ii) the Closing Date. None of the Company, Parent or Purchaser may rely on the failure of any condition if such failure was caused by such party's failure to fulfill in any material respect its obligations under the Merger Agreement.

  No Solicitation. Pursuant to the Merger Agreement, the Company agreed to immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and seek to have any confidential information provided in such discussions returned to the Company. From the date of the Merger Agreement, the Company has not been allowed to and is not allowed to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided that if, prior to the Expiration Date and following the receipt of a Superior Proposal (as hereinafter defined) or an inquiry, proposal or offer which is reasonably expected to lead to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement in circumstances not otherwise involving a breach of the Merger Agreement, the Board determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties to the Company's Stockholders under applicable law, the Company may, in response to such Takeover Proposal and subject to compliance with the Merger Agreement, (a) furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a confidentiality agreement, provided that (1) such confidentiality agreement must not be less favorable to the Company than the confidentiality agreement between Parent and the Company, and (2) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (b) participate in negotiations with such party regarding such Takeover Proposal. Any violation of these restrictions by any executive officer of the Company or any of its subsidiaries or any affiliate, director, investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries, shall be deemed to be a breach by the Company of the Merger Agreement.

  Except as expressly permitted in the Merger Agreement, the Company has agreed that neither the Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of the Transactions, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Expiration Date the Board determines in good faith, in response to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement in circumstances not otherwise involving a breach of the Merger Agreement, after considering applicable provisions of state law and after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Company's Stockholders under applicable law, the Board may (subject to this and the following sentences and in compliance with the provisions of the immediately preceding paragraph) (a) withdraw or modify its approval, determination, or recommendation of the Transactions, (b) approve, determine to be advisable, or recommend a Superior Proposal or (c) cause the Company to enter into an Acquisition Agreement; provided that any such actions may be taken only at a time that is after the second business day following Parent's receipt of written notice from the Company advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Board of what action the Board has determined to take; provided that if the Company enters into an Acquisition Agreement, it must terminate the Merger Agreement and pay Parent and Purchaser the Termination Fee (as defined below).

  The Company has further agreed promptly to advise Parent orally and in writing before 5:00 p.m. Eastern Time on the next day following receipt of any request for confidential information in the context of a possible Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or Takeover Proposal and to keep Parent promptly advised of all significant developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer and the Merger or in exercising any of its rights under the Merger Agreement related to a Takeover Proposal.

  For purposes of the Merger Agreement: (i) a "Takeover Proposal" means any inquiry, proposal or offer from any person (other than Parent and its subsidiaries, affiliates, and representatives) relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and its subsidiaries taken as a whole or 25% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and (ii) a "Superior Proposal" means a bona fide written offer from any person (other than Parent and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the assets of the Company and its subsidiaries taken as a whole or 50% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, which provides for consideration on a per Share basis to the Stockholders with a value the Board determines in good faith (after consultation with independent financial advisors and outside counsel and taking into account all relevant factors, including whether financing for such offer is committed and the likelihood of such offer resulting in a consummated transaction) to exceed the Offer Price. Any Superior Proposal is a Takeover Proposal.

  Termination; Termination Fee and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

  (i) by the mutual consent of Parent and the Company;

  (ii) by either the Company or Parent if: (a) a Governmental Entity issues an order or takes other action that becomes final and non-appealable, permanently restraining, enjoining or prohibiting the transactions contemplated by the Merger Agreement, provided that the party seeking to terminate has used all reasonable efforts to challenge the order or action, (b) the Offer expires, terminates or is withdrawn without any Shares being purchased, provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of Purchaser to purchase shares in the Offer, or (c) the Offer has not been consummated by October 31, 2001 (the "Outside Date"), provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the Offer to be consummated by such time, and further provided that the Outside Date shall be extended day-by-day, but not past December 31, 2001, for each day during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer;

  (iii) by the Company if: (a) Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on the tenth business day following the date of the initial public announcement of the execution of the Merger Agreement, provided, that the Company may not terminate the Merger Agreement if it is in material breach thereof; (b) it concurrently enters into a definitive agreement providing for a Superior Proposal in compliance with the Merger Agreement, provided that prior thereto or simultaneously therewith the Company has paid the Termination Fee (as defined below) to Parent; or (c) prior to the acceptance for payment and payment for Shares in the Offer, if the representations and warranties of Parent set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of Parent set forth in the Merger Agreement that are not qualified by materiality shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, or either Parent or Purchaser shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement, which inaccuracy or breach cannot be cured or has not been cured within 15 days after the Company gives written notice of such inaccuracy or breach to Parent, except, in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, for those representations and warranties that address matters only as of a particular date which are true and correct as of such date, and for such failures as do not individually or in the aggregate have a material adverse effect with respect to Parent; or

  (iv) by Parent if: (a) due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Section 14 of this Offer to Purchase, Parent, Purchaser, or any of their affiliates shall have failed to commence the Offer on the tenth business day following the date of the initial public announcement of the execution of the Merger Agreement, provided, that Parent may not terminate the Merger Agreement if Parent is in material breach of the Merger Agreement; (b) (1) the Board or any committee thereof shall have withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger, or failed to reconfirm its recommendation within 5 business days after a written request to do so, or proposed publicly to approve or recommend, any Takeover Proposal, or (2) the Board shall have resolved to do any of the foregoing, or (c) prior to the acceptance for payment and payment for Shares in the Offer, if the representations and warranties of the Company set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of the Company set forth in the Merger Agreement that are not qualified by materiality shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement, which inaccuracy or breach cannot be cured or has not been cured within 15 days after Parent gives written notice of such inaccuracy or breach to the Company, except, in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, for those representations and warranties that address matters only as of a particular date which are true and correct as of such date, and for such failures as do not individually or in the aggregate have a material adverse effect with respect to the Company.

  In the event that (i) a Takeover Proposal shall have been made known to the Company or shall have been made directly to the Stockholders or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and such Takeover Proposal is consummated within one year after the Merger Agreement is terminated by the Company because (a) the Offer was not consummated on or before the Outside Date or its permitted extensions, or (b) the Offer has remained open for at least 20 business days and the Minimum Condition has not been satisfied, or (ii) the Merger Agreement is terminated by (a) Parent because the Company proposed or executed a modification to the recommendation for the Merger or failed within the specified time limit to reconfirm its recommendation or (b) the Company by entering into an agreement providing for a Superior Proposal, then the Company shall pay to Parent within one day of such termination, or in the case of subclause (i) upon such consummation, a termination fee of $15 million (the "Termination Fee"), payable by wire transfer of same day funds. In the event the Termination Fee becomes payable, the Company shall also promptly pay, upon Parent's request, all reasonably documented out-of-pocket fees and expenses incurred by Parent and Purchaser (which shall not exceed $1 million in the aggregate), which payments shall be in addition to the Termination Fee. This fee arrangement shall be paid regardless of any alleged breach by Parent of its obligations hereunder; provided that no such payments made by the Company shall operate or be construed as a waiver by the Company of any breach of the Merger Agreement by Parent or Purchaser or of any rights of the Company in respect thereof. The Termination Fee, if paid, shall be credited against any damages recovered by Parent or Purchaser from the Company arising from the Company's breach of the Merger Agreement.

  Amendment. Subject to applicable law, at any time prior to the Closing Date, the Merger Agreement may be modified or amended by written agreement of the parties thereto, provided that no modification or amendment shall, unless approved by the Independent Directors and the Stockholders if required, (i) reduce or change the form of the Merger Consideration or otherwise adversely affect such Stockholders, or (ii) require the further approval of the Stockholders.

The Stockholders Agreement

  The following is a summary of the Stockholders Agreement, a copy of which has been filed as an Exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Stockholders Agreement. See Section 8 for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Stockholders Agreement have the respective meanings ascribed to them in such agreement.

  Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholders Agreement with Tiger Management L.L.C. and Tiger Performance L.L.C. (the "Tiger Advisers"), and with Tiger Management Corporation and Julian H. Robertson, Jr. (collectively with the Tiger Advisers, the "Signatory Holders"). The Tiger Advisers are the beneficial owners of 3,175,594 Shares, or approximately 30% of the issued and outstanding Shares.

  Pursuant to the Stockholders Agreement, the Signatory Holders have agreed to tender in the Offer, prior to the initial expiration date of the Offer, all Shares owned beneficially and of record by the Tiger Advisers. The Signatory Holders have also agreed to vote the Tiger Advisers' Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business, or any other action which could reasonably be expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement will be consummated. The Signatory Holders have also agreed to vote in favor of any other matter necessary for the consummation of the transactions contemplated in the Merger Agreement. The Signatory Holders have also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy with respect to the Tiger Advisers' Shares to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote such Shares in respect of such matter at every meeting of the Stockholders, however called.

  In addition, the Signatory Holders have covenanted and agreed not to transfer or consent to the transfer of any of the Tiger Advisers' Shares, enter into any contract, option or other arrangement with respect to the transfer of such Shares, grant any proxies with respect to such Shares, deposit such Shares into a voting trust or enter into any voting agreement with respect to such Shares, take any other action that would make any representation or warranty of the Signatory Holders contained in the Stockholders Agreement untrue or have the effect of preventing the Signatory Holders from performing their obligations under the Stockholders Agreement.

  The Signatory Holders have also agreed that they will not, directly or indirectly, solicit, initiate, knowingly encourage or take any other action designed to facilitate any inquiries or the making of any proposal relating to the acquisition of the Tiger Advisers' Shares or any transaction that constitutes a Takeover Proposal. The Signatory Holders have agreed not to participate in any discussions (except with Parent and Purchaser) regarding, or furnish to any person (other than Parent or Purchaser) any information with respect to, or otherwise cooperate with, or assist or encourage, any attempt by any person (other than Parent or Purchaser) to make, any transaction that may constitute a Takeover Proposal. The Signatory Holders have also agreed to immediately cease any existing discussions or negotiations with any person (other than Parent or Purchaser) with respect to the foregoing.

  The Signatory Holders have also granted to Parent and Purchaser an irrevocable option (the "Company Securities Option") to purchase the Tiger Advisers' Shares at a price per Share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger. The Company Securities Option becomes exercisable, in whole but not in part, for all Shares subject thereto at the earlier of (i) the termination of the Merger Agreement (a) by the Company if it concurrently enters into an agreement providing for a Superior Proposal, or (b) by Parent if the Board shall have withdrawn, modified or failed to reconfirm its recommendation of the Transactions prior to the Expiration Date or (ii) the Expiration Date. The Company Securities Option shall remain exercisable for 15 days, provided that its exercisability shall be automatically extended if any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or other applicable laws have not expired or terminated (but in no event for more than an additional 15 days).

  The Stockholders Agreement also provides that if Parent or its affiliates exercise the Company Securities Option and then sell any of the Shares purchased pursuant to the Company Securities Option to an unaffiliated party prior to the earlier of the effective time of the Merger or eighteen months after the exercise of the Company Securities Option, Parent or its affiliates are obligated to pay the Signatory Holders the excess, if any, of the sale price over the Offer Price for each Share so sold.

  The Stockholders Agreement will terminate by the mutual written consent of the parties or upon the earliest to occur of (i) the Effective Time, (ii) the exercise or expiration of the Company Securities Option, (iii) the termination of the Merger Agreement (except for terminations by the Company if it concurrently enters into an agreement providing for a Superior Proposal or by Parent if the Board shall have withdrawn, modified or failed to reconfirm its recommendation of the Transactions), (iv) the amendment of the Merger Agreement without the consent of the Signatory Holders that (a) reduces the Offer Price, (b) changes the form of the Offer Price to other than cash, or
(c) otherwise materially and adversely affects the Signatory Holders, and (iv) December 1, 2001.

  12. Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the Stockholders to Parent and to provide the Stockholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

  Plans for the Company. Following the Merger, the Company will be operated as a wholly owned subsidiary of Parent. Except as discussed above or as otherwise provided in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or its subsidiaries, such as a merger, reorganization, or liquidation or sale of a material amount of the Company's assets, and no current plans to make any material changes in the Company's capitalization, corporate structure, dividend policy or business. Upon the Merger, however, Purchaser's directors shall become the directors of the Surviving Corporation.

  Stockholder Approval and Appraisal Rights. Under the DGCL, the approval of the Board and, except as described below, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to a Short-Form Merger, as described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other Stockholder.

  In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its Stockholders as soon as practicable after the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required.

  Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares which constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, and effect the Merger pursuant to the short-form merger provisions of the DGCL, without a vote of the Stockholders. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after such acquisition. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of the Stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value as so determined could be more or less than (or equal to) the Merger Consideration.

  If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of that Stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such demand for appraisal and acceptance of the Merger.

  Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

  Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year of consummation of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to Stockholders therein, be filed with the SEC and disclosed to Stockholders prior to consummation of the Merger.

  13. Dividends and Distributions.

  The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the earlier of (i) the date when directors designated by Parent or Purchaser have been elected to and constitute a majority of the Board and (ii) the Effective Time, without the prior written consent of Parent, declare or pay any dividends on or make any other distributions in respect of any capital stock or split, combine, subdivide or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

  14. Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered shares if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, together with that number of Shares owned by Parent, Purchaser or any of their wholly owned subsidiaries, would constitute at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (on a "fully diluted basis" meaning the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding at that date and which do not terminate upon consummation of the Offer under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable), when aggregated with any Shares owned by Parent, Purchaser or an affiliate of Parent or Purchaser (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act, the Canadian Competition Act, the Mexican Competition Act or other applicable antitrust or competition law has not expired or terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement, and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur and be continuing:

  (a) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (1) prohibits, or imposes any material limitations on, Parent's, Purchaser's, or the Company's ownership or operation of all or a material portion of the Company's and its subsidiaries' businesses and assets taken as a whole, (2) prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, or (4) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

  (b) there shall be any action or proceeding instituted and pending by any domestic or foreign federal or state governmental regulatory or administrative agency or authority having jurisdiction over the Company, Parent or Purchaser which (1) seeks to prohibit, or impose any material limitation on, Parent's ownership or operation of its or its subsidiaries' businesses or assets, or Parent's, Purchaser's, or the Company's ownership or operation of all or a material portion of the Company's and its subsidiaries' businesses and assets taken as a whole, (2) seeks to prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) is reasonably likely to result in a material delay in or seeks to restrict the ability of Purchaser, or render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, or (4) seeks to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided that Parent shall have used all reasonable efforts to cause any such action or proceeding to be dismissed;

  (c) (1) the representations and warranties of the Company set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or the representations and warranties of the

Company set forth in the Merger Agreement that are not so qualified shall not be true and correct in any material respect, in either case, as of the date of consummation of the Offer as though made on or as of such date, except, in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, and for those representations and warranties that address matters only as of a particular date and are true and correct as of such date; and except that, notwithstanding the failure of any representations and warranties to be true and correct, if this condition is otherwise satisfied, then this condition shall be deemed satisfied so long as such failures of representations and warranties to be true and correct do not individually or in the aggregate have a material adverse effect with respect to the Company; or (2) the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it (including without limitation if the Company shall have entered into any definitive agreement or any agreement in principle with any person with respect to a Takeover Proposal or similar business combination with the Company in violation of the Merger Agreement);

  (d) (1) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks by a United States Governmental Entity, or (3) any mandatory limitation by a United States Governmental Entity that materially and adversely effects the extension of credit by banks or other financial institutions; or

  (e) the Merger Agreement shall have been terminated in accordance with its terms;

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments for Shares.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and, except as provided in the Merger Agreement, may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion, provided that the conditions set forth in clauses (i) and (ii) must be satisfied or waived on or prior to the Expiration Date.

  15. Certain Legal Matters and Regulatory Approvals

  General. Except as described in this Section 15, based solely on information provided by the Company, none of the Company, Purchaser or Parent is aware of
(i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

  State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Stockholders Agreement because the Merger Agreement and the Stockholders Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma's takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

  Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

  U.S. Antitrust Compliance. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  Parent expects to file its Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about August 17, 2001. The waiting period under the HSR Act with respect to the offer will expire at 12:00 midnight New York City time, on the fifteenth day after the date Parent's form is filed, unless early termination of the waiting period is granted. However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 12:00 midnight, New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period can be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust

Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the offer have been satisfied. See "Section 14--Conditions of the Offer."

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deemed necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

  Canadian Antitrust Compliance. Under the Competition Act (Canada), R.S. 1985, c.C-34, as amended (the "Canadian Competition Act"), parties to a merger are required to pre-notify the Commissioner of Competition (the "Commissioner"), who is responsible for the administration and enforcement of the Canadian Competition Act, and provide detailed information with respect to the proposed merger, where two thresholds related to the size of the parties to the transaction and to the size of the transaction are met or exceeded.

  Parent, Purchaser and the Company have determined that the two thresholds set forth in the Canadian Competition Act have been met, and thus pre-notification is required to the Commissioner. Accordingly, two Short Form Information forms for Notifiable Transactions will be filed by Purchaser/Parent and the Company with the Commissioner on or about August 17, 2001, or as soon thereafter as practicable. As provided for under the Canadian Competition Act, where a Short Form is used, the parties to a merger may not complete the transaction before the expiration of a waiting period of 14 calendar days following the filing of the required information with the Commissioner. During such waiting period, the Commissioner may request that the parties provide additional information and/or complete a Long Form Information form. Where a Long Form is requested, the waiting period of 42 calendar days does not begin until the Long Form is filed with the Commissioner. Parent, Purchaser and the Company intend to complete the transaction only upon the expiration of the relevant waiting period or after they have received a "no action" letter from the Commissioner indicating that he will not make an application to the Competition Tribunal in respect of the transaction. See "Section 14--Conditions of the Offer." The Commissioner has the authority to challenge a merger regardless of its size and regardless of whether the parties are required to pre-notify the Commissioner of the transaction. Such challenges must be made on the basis that the transaction is likely to result in a "substantial lessening or prevention of competition" in a market.

  Mexican Antitrust Compliance. Parent, Purchaser and the Company believe that they are required to file a Notification of Concentration with the Mexican Federal Competition Commission prior to the consummation of the Offer, but that such consummation can occur without obtaining a confirmation of no objection from the Competition Commission.

  16. Fees and Expenses.

  Information Agent. Purchaser has retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

  Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

  17. Miscellaneous.

  Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 with respect to the Company (except that they may not be available at the regional offices of the SEC).

                                          BX MERGER SUB INC.

                                          August 14, 2001

                                                                     SCHEDULE I

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                             PURCHASER AND PARENT

  The following description sets forth (i) the name and title of each executive officer and director of each of Purchaser and Parent, and (ii) each such individual's business address, present principal occupation and material positions and occupations within the past five years. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 1440 Kiewit Plaza, Omaha, Nebraska 68131.

A. Directors and Executive Officers of Purchaser

  The sole director of Purchaser is Marc D. Hamburg, and the sole executive officer of Purchaser is Marc D. Hamburg, President, Secretary and Treasurer.

B. Directors and Executive Officers of Parent

  The Directors of Berkshire Hathaway Inc. are Warren E. Buffett, Charles T. Munger, Susan T. Buffett, Howard G. Buffett, Malcolm G. Chace, Ronald L. Olson, and Walter Scott, Jr. The executive officers of Berkshire Hathaway Inc. are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Vice President and Treasurer.

                           Present Principal Occupation or Employment, Material
                                              Positions Held
 Name                          During Past Five Years, and Business Address
 ----                      ----------------------------------------------------
 Warren E. Buffett....... Mr. Buffett has been Chairman and Chief Executive
                          Officer of Berkshire since 1970. He is also a
                          director of The Coca-Cola Company, The Gillette
                          Company and The Washington Post Company.

 Charles T. Munger....... Mr. Munger has been a director and Vice Chairman of
                          Berkshire's Board of Directors since 1978. He is
                          Chairman of the Board of Directors and Chief
                          Executive Officer of Wesco Financial Corporation,
                          Chairman of the Board of Directors of Daily Journal
                          Corporation and a director of Costco Wholesale
                          Corporation. His business address is 355 S. Grand
                          Avenue, 34th Floor, Los Angeles, California 90071.

 Howard G. Buffett....... Mr. Buffett is Chairman of the Board of Directors of
                          The GSI Group, a company primarily engaged in the
                          manufacture of agricultural equipment. He is also a
                          director of Coca-Cola Enterprises, Inc., Lindsay
                          Manufacturing Co. and Mond Industries Inc. His
                          business address is 1004 East Illinois Street,
                          Assumption, Illinois 62510.

 Susan T. Buffett........ Mrs. Buffett has been a director of Berkshire since
                          1991. Mrs. Buffett has not been employed in the past
                          five years.

 Malcolm G. Chace........ In 1996, Mr. Chace was named Chairman of the Board of
                          Directors of BankRI, a community bank located in the
                          state of Rhode Island. Prior to 1996, Mr. Chace had
                          been a private investor. Mr. Chace's business address
                          is One Providence Washington Plaza, Providence, Rhode
                          Island 02903.

 Marc D. Hamburg......... Mr. Hamburg has been the Vice President and Treasurer of Berkshire for more than the past five years.

 Ronald L. Olson......... Mr. Olson has, for more than the past five years, been a partner in the law firm of Munger, Tolles &
                          Olson LLP. He is also a director of Edison
                          International, City National Corp., Western Asset
                          Trust, Inc. and Pacific American Income Shares Inc.
                          His business address is 355 S. Grand Avenue, 35th
                          Floor, Los Angeles, California 90071.

                           Present Principal Occupation or Employment, Material
                                              Positions Held
 Name                          During Past Five Years, and Business Address
 ----                      ----------------------------------------------------
 Walter Scott, Jr........ Mr. Scott has been Chairman of the Board of Level 3
                          Communications, Inc., a communications and
                          information services company, since 1979. Level 3
                          Communications was formerly known as Peter Kiewit
                          Sons', Inc., for which, until the spin-off of its
                          construction operations in March 1998, Mr. Scott also
                          served as Chief Executive Officer. Mr. Scott is also
                          a director of Burlington Resources, Inc., ConAgra,
                          Inc., Valmont Industries, Inc., Commonwealth
                          Telephone Enterprises, Inc. and RCN Corporation. His
                          business address is 1025 Eldorado Blvd., Broomfield,
                          Colorado 80021.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                         EquiServe Trust Company, N.A.

            By Hand:                     By First-Class Mail:          By Overnight Courier:
Securities Transfer & Reporting    EquiServe Trust Company, N.A.  EquiServe Trust Company, N.A.
         Services, Inc.                Attn: Corporate Actions        Attn: Corporate Actions
co/EquiServe Trust Company, N.A.            P.O. Box 43014               150 Royall Street
  100 William Street, Galleria        Providence, RI 02940-3014           Canton, MA 02021
       New York, NY 10038

                          By Facsimile Transmission:
                         (Eligible Institutions Only)
                       (781) 575-4826 or (781) 575-4827

  Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

[LOGO OF GEORGESON SHAREHOLDER]

                                17 State Street
                                  10th Floor
                           New York, New York 10004
                 Banks and Broker Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064